Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three months ended March 31, 2019 and 2018

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	March 31, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$85,320	$46,819
Accounts receivable, net (note 4)	260,264	245,728
Fuel and natural gas in storage	23,583	43,063
Supplies and consumables inventory	54,584	52,537
Regulatory assets (note 5)	59,841	59,037
Prepaid expenses	33,620	27,283
Derivative instruments (note 20)	9,668	9,616
Other assets and long-term investments	7,510	7,522
	534,390	491,605
Property, plant and equipment, net	6,422,677	6,393,558
Intangible assets, net	54,855	54,994
Goodwill	955,230	954,282
Regulatory assets (note 5)	381,662	391,437
Long-term investments (note 6)
Investment carried at fair value	808,712	814,530
Notes receivable from equity investees	314,163	101,416
Other long-term investments	37,442	32,955
Derivative instruments (note 20)	55,520	53,192
Deferred income taxes	78,665	72,415
Other assets	27,989	28,584
	$9,671,305	$9,388,968

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	March 31, 2019	December 31, 2018
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$50,645	$89,740
Accrued liabilities	202,587	235,586
Dividends payable	65,051	62,613
Regulatory liabilities (note 5)	35,352	39,005
Long-term debt (note 7)	7,164	13,048
Other long-term liabilities (note 9)	40,290	42,337
Derivative instruments (note 20)	5,152	14,339
Other liabilities	8,663	2,313
	414,904	498,981
Long-term debt (note 7)	3,644,253	3,323,747
Regulatory liabilities (note 5)	544,431	539,587
Deferred income taxes	459,771	444,145
Derivative instruments (note 20)	74,059	88,503
Pension and other post-employment benefits obligation	191,321	191,915
Other long-term liabilities (note 9)	272,266	263,582
	5,186,101	4,851,479
Redeemable non-controlling interests
Redeemable non-controlling interests, held by related party (note 13)	307,370	307,622
Redeemable non-controlling interests	30,159	33,364
Equity:
Preferred shares (note 10(b))	184,299	184,299
Common shares (note 10(a))	3,590,351	3,562,418
Additional paid-in capital	41,005	45,553
Deficit	(583,992)	(595,259)
Accumulated other comprehensive loss (note 11)	(3,193)	(19,385)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	3,228,470	3,177,626
Non-controlling interests	504,301	519,896
Total equity	3,732,771	3,697,522
Commitments and contingencies (note 18)
Subsequent events (note 6)
	$9,671,305	$9,388,968
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)	Three months ended March 31
	2019	2018
Revenue
Regulated electricity distribution	$205,061	$212,705
Regulated gas distribution	177,661	182,631
Regulated water reclamation and distribution	26,786	27,592
Non-regulated energy sales	63,457	67,841
Other revenue	4,260	4,068
	477,225	494,837
Expenses
Operating expenses	120,113	121,122
Regulated electricity purchased	69,598	70,906
Regulated gas purchased	79,554	90,405
Regulated water purchased	1,454	2,048
Non-regulated energy purchased	6,921	8,931
Administrative expenses	13,118	12,584
Depreciation and amortization	71,047	68,649
Loss (gain) on foreign exchange	(533)	201
	361,272	374,846
Operating income	115,953	119,991
Interest expense	42,621	35,500
Change in value of investment carried at fair value	5,818	117,004
Interest, dividend, equity and other income (note 6)	(25,290)	(10,661)
Pension and post-employment non-service costs (note 8)	1,293	431
Other net losses (gains)	620	(1,228)
Acquisition-related costs, net	1,944	7,586
Loss on derivative financial instruments (note 20(b)(iv))	196	117
	27,202	148,749
Earnings (loss) before income taxes	88,751	(28,758)
Income tax expense (note 15)
Current	4,975	2,886
Deferred	9,856	30,170
	14,831	33,056
Net earnings (loss)	73,920	(61,814)
Net effect of non-controlling interests (note 14)
Net effect of non-controlling interests	19,328	79,412
Net effect of non-controlling interests held by related party	(6,842)	—
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$86,406	$17,598
Series A and D Preferred shares dividend (note 12)	2,106	2,056
Net earnings attributable to common shareholders of Algonquin Power & Utilities Corp.	$84,300	$15,542
Basic and diluted net earnings per share (note 16)	$0.17	$0.04
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income

(thousands of U.S. dollars)	Three months ended March 31
	2019	2018
Net earnings (loss)	$73,920	$(61,814)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax expense of $253 and $300, respectively (notes 20(b)(iii) and 20(b)(iv))	14,814	(2,446)
Change in fair value of cash flow hedges, net of tax expense of $518 and recovery of $1,395, respectively (note 20(b)(ii))	1,463	(3,751)
Change in pension and other post-employment benefits, net of tax recovery of $91 and $37, respectively (note 8)	(254)	(102)
Other comprehensive income (loss), net of tax	16,023	(6,299)
Comprehensive income (loss)	89,943	(68,113)
Comprehensive loss attributable to the non-controlling interests	(12,469)	(79,435)
Comprehensive income attributable to shareholders of Algonquin Power & Utilities Corp.	$102,412	$11,322
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Equity

(thousands of U.S. dollars) For the three month ended March 31, 2019

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2018	$3,562,418	$184,299	$45,553	$(595,259)	$(19,385)	$519,896	$3,697,522
Adoption of ASU 2017-12 on hedging (note 2(a))	—	—	—	(186)	186	—	—
Net earnings (loss)	—	—	—	86,406	—	(12,486)	73,920
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(4,536)	(4,536)
Other comprehensive income	—	—	—	—	16,006	17	16,023
Dividends declared and distributions to non-controlling interests	—	—	—	(49,879)	—	(2,155)	(52,034)
Dividends and issuance of shares under dividend reinvestment plan	15,508	—	—	(15,508)	—	—	—
Common shares issued upon conversion of convertible debentures	30	—	—	—	—	—	30
Common shares issued pursuant to share-based awards	12,395	—	(6,447)	(9,566)	—	—	(3,618)
Share-based compensation	—	—	1,899	—	—	—	1,899
Contributions received from non-controlling interests, net of costs	—	—	—	—	—	3,565	3,565
Balance, March 31, 2019	$3,590,351	$184,299	$41,005	$(583,992)	$(3,193)	$504,301	$3,732,771
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Equity

(thousands of U.S. dollars) For the year ended December 31, 2018

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2017	$3,021,699	$184,299	$38,569	$(524,311)	$(2,792)	$602,636	$3,320,100
Adoption of Topic 606 on revenue	—	—	—	1,860	—	—	1,860
Adoption of ASU 2018-02 on tax effects in AOCI	—	—	—	(10,625)	10,625	—	—
Net earnings (loss)	—	—	—	184,988	—	(105,899)	79,089
Redeemable non-controlling interests not included in equity	—	—	—	—	—	4,923	4,923
Other comprehensive loss	—	—	—	—	(27,218)	(1,481)	(28,699)
Dividends declared and distributions to non-controlling interests	—	—	—	(187,890)	—	(9,393)	(197,283)
Dividends and issuance of shares under dividend reinvestment plan	55,442	—	—	(55,442)	—	—	—
Common shares issued pursuant to public offering, net of costs	472,180	—	—	—	—	—	472,180
Common shares issued upon conversion of convertible debentures	447	—	—	—	—	—	447
Common shares issued pursuant to share-based awards (note 10(c))	12,650	—	(4,027)	(3,839)	—	—	4,784
Share-based compensation (note 10(c))	—	—	11,011	—	—	—	11,011
Contributions received from non-controlling interests, net of costs	—	—	—	—	—	29,110	29,110
Balance, December 31, 2018	$3,562,418	$184,299	$45,553	$(595,259)	$(19,385)	$519,896	$3,697,522
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three months ended March 31
	2019	2018
Cash provided by (used in):
Operating Activities
Net earnings (loss) from continuing operations	$73,920	$(61,814)
Adjustments and items not affecting cash:
Depreciation and amortization	71,047	68,649
Deferred taxes	9,856	30,170
Unrealized loss on derivative financial instruments	531	2,876
Share-based compensation expense	1,543	1,578
Cost of equity funds used for construction purposes	(462)	(653)
Change in value of investments carried at fair value	5,818	117,004
Pension and post-employment contributions in excess of expense	2,797	3,143
Distributions received from equity investments, net of income	2,064	(447)
Others	905	(526)
Changes in non-cash operating items (note 19)	(45,898)	(62,968)
	122,121	97,012
Financing Activities
Increase in long-term debt	622,541	834,418
Decrease in long-term debt	(316,368)	(62,805)
Cash dividends on common shares	(44,710)	(39,480)
Dividends on preferred shares	(2,106)	(2,056)
Production-based cash contributions from non-controlling interest	3,565	11,263
Distributions to non-controlling interests	(9,330)	(2,506)
Issuance of common shares, net of costs	393	329
Payments upon settlement of derivatives	(8,732)	—
Shares surrendered to fund withholding taxes on exercised share options	—	(327)
Increase in other long-term liabilities	3,278	2,103
Decrease in other long-term liabilities	(2,445)	(3,175)
	246,086	737,764
Investing Activities
Acquisitions of operating entities	(1,350)	—
Additions to property, plant and equipment	(107,386)	(158,174)
Decrease (increase) in other assets	(1,036)	573
Receipt of principal on notes receivable	10,601	—
Increase in long-term investments	(230,800)	(655,187)
Proceeds from sale of long-lived assets	—	3,028
	(329,971)	(809,760)
Effect of exchange rate differences on cash and restricted cash	159	(277)
Increase in cash, cash equivalents and restricted cash	38,395	24,739
Cash, cash equivalents and restricted cash, beginning of period	65,773	59,423
Cash, cash equivalents and restricted cash, end of period	$104,168	$84,162

Supplemental disclosure of cash flow information:	2019	2018
Cash paid during the period for interest expense	$37,144	$33,599
Cash paid (refund received) during the period for income taxes	$(654)	$1,224
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$20,403	$32,401
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$27,223	$13,987
Issuance of common shares upon conversion of convertible debentures	$30	$167
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC's operations are organized across two primary North American business units consisting of the Liberty Utilities Group and the Liberty Power Group. The Liberty Utilities Group (“Liberty Utilities Group”) owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems and transmission operations; the Liberty Power Group (“Liberty Power Group”) owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets. APUC also currently owns a 41.5% equity interest in Atlantica Yield plc (“Atlantica”) (NASDAQ: AY), a company that acquires, owns and manages a diversified international portfolio of contracted renewable energy, power generation, electric transmission and water assets.

1.	Significant accounting policies

(a)	Basis of preparation
The accompanying consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and Article 10 of Regulation S-X provided by the U.S. Securities and Exchange Commission. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the consolidated financial statements of APUC for the year ended December 31, 2018, except for adopted accounting policies described in note 2(a).

(b)	Seasonality
APUC's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the Regulator and is not affected by usage. APUC's different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. APUC’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water, which is normally higher during drier and hotter months of the summer. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For APUC's wind energy assets, wind resources are typically stronger in spring, fall and winter and weaker in summer. APUC's solar energy assets experience greater insolation in summer, weaker in winter.
(c)Leases
The Company adopted the U.S. Financial Accounting Standards Board ("FASB") Leases Topic 842 ("ASC 842") in the first quarter of 2019 using a modified retrospective approach.
The Company leases buildings, vehicles, rail cars, and office equipment for use in its day-to-day operations. The Company has options to extend the lease term of many of its lease agreements, with renewal periods ranging from one to five years. As at the balance sheet date, the Company is not reasonably certain that these renewal options will be exercised.
The Liberty Power group enters into land easement agreements for the operation of its generation facilities. In assessing whether these contracts contain leases, the Company considers whether it has exclusive use of the land. In the majority of situations, the landowner or grantor of the easement still has full access to the land and can use the land in any capacity, as long as it does not interfere with the Company’s operations. Therefore, these land easement agreements do not contain leases. For land easement agreements that provide exclusive access to and use of the land, these agreements meet the definition of a lease and are within the scope of ASC 842.
The Liberty Utilities group enters into easement agreements for the operation of its utilities. For all easements that existed or were expired as of January 1, 2019, the practical expedient was taken to not change the legacy accounting for these easement contracts. For new easement contracts entered into subsequent to January 1, 2019, the Company will consider whether they contain a lease.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)

(c)	Leases (continued)
The implementation of ASC 842 did not have an impact on the Company's existing financing leases. The weighted-average remaining lease term of the Company's finance leases is 6.29 years. New right-of-use assets and lease liabilities of $8,295 were recognized for the Company's operating leases as at January 1, 2019. The weighted-average discount rate used for the measurement of these new assets and liabilities was 4.43% and the weighted-average remaining lease term is 4.9 years. Lease costs incurred and cash paid for financing and operating leases during the three months ended March 31, 2019 were not material.
The right-of-use assets are included in property, plant and equipment while lease liabilities are included in other liabilities on the unaudited interim consolidated balance sheets.
The Company's operating leases payments for the next five years and thereafter is as follows:

Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
$2,094	$1,435	$759	$510	$493	$4,808	$10,099
The lease payments for the Company's financing leases is expected to be $537 annually for the next five years, and $698 thereafter.
2.     Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements
The FASB issued accounting standards update ("ASU") 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (“SOFR”) Overnight Index Swap (“OIS”) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes to identify a suitable alternative to the U.S. dollar LIBOR that is more firmly based on actual transactions in a robust market. This update permits the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes. This update was adopted concurrently with ASU 2017-12 in the first quarter of 2019. The Company will follow the pronouncements prospectively for qualifying new or redesignated hedging relationships.
The FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting to expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. This update changes the measurement basis and date of non-employee share-based payment awards and also makes amendments to how to measure non-employee awards with performance conditions. The adoption of this update in the first quarter of 2019 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, to improve the financial reporting of hedging relationships to better portray the economic results of an entity's risk management activities in its financial statements. The update also makes certain targeted improvements to simplify the application of the hedge accounting guidance. The FASB also issued ASU 2019-04 that contains further codification improvements to ASU 2017-12. The adoption of these updates in the first quarter of 2019 resulted in a reclassification of $186 from retained earnings to accumulated other comprehensive income for previous hedge ineffectiveness recognized in earnings for outstanding hedging contracts. The Company has also made certain amendments and simplifications to hedge effectiveness testing procedures and documentation to be followed prospectively where applicable in accordance with the pronouncements in the update.
The FASB issued ASU 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception to address narrow issues with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The adoption of this update in the first quarter of 2019 had no impact on the unaudited interim consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements (continued)

(a)	Recently adopted accounting pronouncements (continued)
The FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations utilizing leases. This ASU requires lessees to recognize the assets and liabilities arising from all leases on the balance sheet, but the effect of leases in the statement of operations and the statement of cash flows is largely unchanged. The FASB also issued subsequent amendments to ASC 842 which provide further practical expedients as well as codification clarifications and improvements. The adoption of this new lease standard in the first quarter of 2019 using a modified retrospective approach resulted in an adjustment of $8,295 to right-of-use assets and operating lease liabilities on the unaudited interim consolidated balance sheets, with no restatement of the comparative period.
The Company implemented new processes and procedures for the identification, analysis, and measurement of new lease contracts. A new software solution was implemented to assist with contract management, information tracking, and measurement as it relates to the new standard. The Company elected the following practical expedients as part of its adoption:

1.	"Package of three" practical expedient that permits the Company not to reassess the scope, classification and initial direct costs of its expired and existing leases;

2.	Land easements practical expedient that permits the Company not to reassess the accounting for land easements previously not accounted for under Leases ASC 840; and

3.	Hindsight practical expedient that allows the Company to use hindsight in determining the lease term for existing contracts.
In addition, the Company made an accounting policy election to not recognize a lease liability or right-of-use asset on its consolidated balance sheets for short-term leases (lease term less than 12 months).

(b)	Recently issued accounting guidance not yet adopted
The FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815 - Derivatives and Hedging, and Topic 825, Financial Instruments to provide specific clarification and correction in certain areas of ASU No. 2016-01, 2016-13, and 2017-12. The amendments to update 2017-12 are effective the same date as update 2017-12, which was adopted in the first quarter of 2019. The adoption of this update by the Company had no impact on its unaudited interim consolidated financial statements. The amendments to updates 2016-01 and 2016-13 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently in the process of evaluating the impact of the adoption of these updates on its unaudited interim consolidated financial statements. The Company does not expect a significant impact on its unaudited interim consolidated financial statements as a result of the adoption of these updates.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

3.	Business acquisitions and development projects

(a)	Agreement to acquire Enbridge Gas New Brunswick Limited Partnership
On December 4, 2018, the Company entered into an agreement to acquire Enbridge Gas New Brunswick Limited Partnership (“New Brunswick Gas”). New Brunswick Gas is a regulated utility that provides natural gas to approximately 12,000 customers and operates approximately 800 km of natural gas distribution pipeline. The total purchase price for the transaction is C$331,000, subject to certain closing adjustments. Closing of the transaction remains subject to regulatory approval and is expected in 2019.

(b)	Agreement to acquire St. Lawrence Gas Company, Inc.
On August 31, 2017, the Company entered into an agreement to acquire St. Lawrence Gas Company, Inc. (“SLG”). SLG is a rate regulated natural gas distribution utility serving customers in northern New York State. The total purchase price for the transaction is $70,000, less total third-party debt of SLG outstanding at closing, subject to certain closing adjustments. Closing of the transaction remains subject to regulatory approval and is expected to occur in 2019.

(c)	Approval to acquire the Perris Water Distribution System
On August 10, 2017, the Company’s Board of Directors approved the acquisition of two water distribution systems serving customers from the City of Perris, California. The anticipated purchase price of $11,500 is expected to be established as rate base during the regulatory approval process.  The City of Perris residents voted to approve the sale on November 7, 2017. The Liberty Utilities Group filed an application requesting approval for the acquisition of the assets of the water utilities with the California Public Utility Commission on May 8, 2018. Final approval is expected in 2019.

4.	Accounts receivable
Accounts receivable as of March 31, 2019 include unbilled revenue of $68,049 (2018 - $79,742) from the Company’s regulated utilities. Accounts receivable as of March 31, 2019 are presented net of allowance for doubtful accounts of $6,171 (2018 - $5,281).

5.	Regulatory matters
The Company’s regulated utility operating companies are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The Company’s regulated utility operating companies are accounted for under the principles of Topic 980, Regulated Operations (“ASC 980”). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period. The following regulatory proceeding was recently completed:

Utility	State	Regulatory Proceeding Type	Annual Revenue Increase $'000	Effective Date
Peach State Gas System	Georgia	GRAM	$2,367	Effective February 1, 2019

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

5.	Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	March 31, 2019	December 31, 2018
Regulatory assets
Environmental remediation	$82,297	$82,295
Pension and post-employment benefits	124,679	125,959
Debt premium	47,173	48,847
Fuel and commodity costs adjustments	26,686	26,310
Rate adjustment mechanism	27,481	36,484
Clean energy and other customer programs	23,324	22,269
Deferred construction costs	13,897	13,986
Asset retirement	21,874	21,048
Income taxes	34,620	34,822
Rate review costs	7,711	7,990
Other	31,761	30,464
Total regulatory assets	$441,503	$450,474
Less: current regulatory assets	(59,841)	(59,037)
Non-current regulatory assets	$381,662	$391,437

Regulatory liabilities
Income taxes	$323,425	$323,384
Cost of removal	195,953	193,564
Rate base offset	10,339	10,900
Fuel and commodity costs adjustments	17,514	23,517
Deferred compensation received in relation to lost production	6,208	6,897
Deferred construction costs - fuel related	7,218	7,258
Pension and post-employment benefits	4,350	877
Other	14,776	12,195
Total regulatory liabilities	$579,783	$578,592
Less: current regulatory liabilities	(35,352)	(39,005)
Non-current regulatory liabilities	$544,431	$539,587

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

6.	Long-term investments
Long-term investments consist of the following:

	March 31, 2019	December 31, 2018
Long-term investment in Atlantica carried at fair value (a)	$808,712	$814,530

Notes receivable from equity investees (e)	$314,163	$101,416

Other long-term investments
Equity-method investees
AAGES (b)	1,922	2,622
Red Lily I Wind Facility	16,544	15,705
Amherst Island Wind Project (c)	4,883	7,655
Other (d)	13,206	4,510
	$36,555	$30,492
Other investments	2,234	3,870
Other long-term investments	38,789	34,362
Less: current portion	(1,347)	(1,407)
	$37,442	$32,955
Dividend income of $15,809 (2018 - $8,678), interest income of $7,727 (2018 - $547) and equity loss of $2,106 (2018 - income $397) are included in interest, dividend, equity and other income on the consolidated statements of operations for the three months ended March 31, 2019.

(a)	Investment in Atlantica
Subsequent to quarter end, on May 9, 2019, APUC subscribed for an additional 1,384,402 ordinary shares of Atlantica for an aggregate purchase price of $30,000. Closing of the subscription is expected to occur on or about May 16, 2019 and will result in APUC increasing its current ownership of Atlantica to approximately 42.3%.

(b)	Investment in AAGES
APUC has a 50% interest in Abengoa-Algonquin Global Energy Solutions B.V. (“AAGES B.V.”), AAGES Development Canada Inc. and AAGES Development Spain, S.A (collectively, the “AAGES entities”) which identify, develop, and construct clean energy and water infrastructure assets with a global focus. AAGES Development Canada Inc. and AAGES Development Spain, S.A are considered a VIE due to the level of equity at risk. The Company is not considered the primary beneficiary of either entities as the two partners have joint control and all decisions must be unanimous. As such, the Company is accounting for its investment in the joint ventures under the equity method. The AAGES entities contributed equity loss of $657 (2018 - $213) to the Company's unaudited interim consolidated financial results for the three months ended March 31, 2019.

(c)	Amherst Island Wind Facility
APUC has a 50% interest in Windlectric Inc. (“Windlectric”) which owns a 74.1 MW wind generating facility (“Amherst Island Wind Facility”) in the Province of Ontario. Construction was completed during the second quarter of 2018. Subsequent to quarter end, the Company acquired the remaining 50% interest in Windlectric and as a result, obtained control of the facility.
As at March 31, 2019, the net book value of property, plant and equipment of the joint venture was $314,638 while the third-party construction debt was $nil (December 31, 2018 - $190,910). For the three months ended March 31, 2019, Windlectric contributed equity loss of $1,915 (2018 - $nil) to the Company's consolidated financial results.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

6.	Long-term investments (continued)

(d)	Wataynikaneyap Power Transmission Project
During the quarter, APUC acquired a 9.8% ownership interest in the Wataynikaneyap Power Transmission Project, a transmission project that involves the development, construction and operation of a 1,800 km transmission line in Northwestern Ontario.

(e)	Development loans receivable from equity investees
The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company is obligated to provide cash advances and credit support (in the form of letters of credit, escrowed cash, or guarantees) in amounts necessary for the continued development and construction of the equity investees' wind projects.
During the quarter, Windlectric borrowed from the Company to repay in full the third-party construction debt. As at March 31, 2019, the Company has a loan and credit support facility with Windlectric of $307,525 (December 31, 2018 - $96,477). The loan to Windlectric bears interest at an annual rate of 10% on outstanding principal amount and matures on December 31, 2019.
As at March 31, 2019, the Company has a balance receivable from the AAGES entities of $6,638 (December 31, 2018 - $4,940). As at March 31, 2019, the Company has issued $7,250 in letters of credit on behalf of AAGES.

7.	Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		March 31, 2019	December 31, 2018
Senior unsecured revolving credit facilities	—	2019-2023	N/A		$185,866	$97,000
Senior unsecured bank credit facilities	—	2019	N/A		321,807	321,807
Commercial paper	—	2023	N/A		—	6,000
U.S. dollar borrowings
Senior unsecured notes	4.09%	2020-2047		$1,225,000	1,218,897	1,218,680
Senior unsecured utility notes	5.99%	2020-2035		$222,000	239,806	240,161
Senior secured utility bonds	4.75%	2020-2044		$662,500	675,607	676,697
Subordinated unsecured notes	6.88%	2078		$287,500	278,646	278,771
Canadian dollar borrowings
Senior unsecured notes (a)	4.48%	2020-2029	C$	950,669	707,882	474,764
Senior secured project notes	10.24%	2020-2027	C$	30,655	22,906	22,915
					$3,651,417	$3,336,795
Less: current portion					(7,164)	(13,048)
					$3,644,253	$3,323,747
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.
Short-term obligations of $396,173 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Long-term debt (continued)
Recent financing activities:

(a)	Canadian dollar senior unsecured notes
During the quarter, the Liberty Power Group issued C$300,000 senior unsecured notes bearing interest at 4.6% with a maturity date of January 29, 2029. The notes were sold at a price of C$99.952 per C$100.00 principal amount. Concurrent with the financing, the Liberty Power Group unwound and settled the related forward-starting interest rate swap on a notional bond of C$135,000 (note 20(b)(ii)).

8.	Pension and other post-employment benefits
The following table lists the components of net benefit cost for the pension plans and other post-employment benefit ("OPEB") recorded as part of operating expenses in the unaudited interim consolidated statements of operations.

	Pension benefits		OPEB
	Three months ended March 31		Three months ended March 31
	2019	2018	2019	2018
Service cost	$3,265	$3,614	$1,199	$1,487
Non-service costs
Interest cost	4,759	4,555	1,784	1,625
Expected return on plan assets	(7,123)	(7,005)	(1,930)	(1,849)
Amortization of net actuarial loss (gain)	(316)	111	(52)	(38)
Amortization of prior service credits	22	(156)	(95)	(65)
Net movement in regulatory assets/liability	3,077	2,066	1,167	1,187
Net benefit cost	$3,684	$3,185	$2,073	$2,347
The service cost components of pension plans and OPEB are shown as part of operating expenses within operating income in the consolidated statements of operations. The remaining components of net benefit cost are considered non-service costs and have been included outside of operating income in pension and post-employment non-service costs in the consolidated statements of operations.
9.Other long-term liabilities
Other long-term liabilities consist of the following:

	March 31, 2019	December 31, 2018
Advances in aid of construction	$63,677	$63,703
Environmental remediation obligation	56,220	55,621
Asset retirement obligations	43,225	43,291
Customer deposits	30,059	29,974
Unamortized investment tax credits	17,746	17,491
Deferred credits	42,767	42,711
Preferred shares, Series C	13,406	13,418
Lease liabilities (note 1(c))	10,680	3,436
Other	34,776	36,274
	312,556	305,919
Less: current portion	(40,290)	(42,337)
	$272,266	$263,582

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

10.	Shareholders’ capital

(a)	Common shares
Number of common shares

	Three months ended March 31
	2019	2018
Common shares, beginning of period	488,851,433	431,765,935
Dividend reinvestment plan	1,606,001	1,063,572
Exercise of share-based awards (c)	823,414	283,559
Conversion of convertible debentures	3,866	19,917
Common shares, end of period	491,284,714	433,132,983

(b)	Preferred shares
The holders of Series D preferred shares have the right to convert their shares into cumulative floating rate preferred shares, Series E, subject to certain conditions on March 31, 2019, and every fifth year thereafter. The Series D did not convert to Series E on March 31, 2019. The dividend for the five-year period from and including March 31, 2019 to but excluding March 31, 2024 will be C$1.2728. The Series D dividend will reset on March 31, 2024 and every five years thereafter at a rate equal to the then five-year Government of Canada bond plus 3.28%. The Series D preferred shares are redeemable at C$25 per share at the option of the Company on March 31, 2024 and every fifth year thereafter.

(c)	Share-based compensation
During the three months ended March 31, 2019, the Board of Directors of APUC (the "Board") approved the grant of 1,113,775 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$14.96, the market price of the underlying common share at the date of grant. One-third of the options vest on each of December 31, 2019, 2020, and 2021. Options may be exercised up to eight years following the date of grant.
The following assumptions were used in determining the fair value of share options granted:

	2019
Risk-free interest rate	1.9%
Expected volatility	20%
Expected dividend yield	4.3%
Expected life	5.50 years
Weighted average grant date fair value per option	C$	1.66
In March 2019, executives of the Company exercised 2,596,357 stock options at a weighted average exercise price of C$10.44 in exchange for 573,975 common shares issued from treasury, and 2,022,382 options were settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.
In March 2019, 366,787 Performance Share Units ("PSUs") were granted to executives of the Company. The PSUs vest on January 1, 2022.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

10.	Shareholders’ capital (continued)

(c)	Share-based compensation (continued)
During the quarter, the Company settled 344,340 PSUs in exchange for 179,830 common shares issued from treasury, and 164,510 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs.
During the three months ended March 31, 2019, 17,523 Deferred Share Units (“DSUs”) were issued pursuant to the election of the Directors to defer a percentage of their Directors' fee in the form of DSUs.
For the three months ended March 31, 2019, APUC recorded $1,543 (2018 - $1,583) in total share-based compensation expense. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of March 31, 2019, total unrecognized compensation costs related to non-vested options and PSUs were $2,284 and $11,417, respectively, and are expected to be recognized over a period of 2.20 and 1.96 years, respectively.
11.Accumulated other comprehensive income (loss)
AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Change in fair value of cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2018	$(47,701)	$55,366	$(10,457)	$(2,792)
Cumulative catch-up adjustment related to adoption of ASU 2018-02 on tax effects in AOCI	—	11,657	(1,032)	10,625
OCI (loss) before reclassifications	(26,488)	1,567	2,046	(22,875)
Amounts reclassified	—	(4,257)	(86)	(4,343)
Net current period OCI (loss)	(26,488)	(2,690)	1,960	(27,218)
Balance, December 31, 2018	$(74,189)	$64,333	$(9,529)	$(19,385)
Cumulative catch-up adjustment related to adoption of ASU 2017-12 on hedge ineffectiveness previously recognized in earnings (note 2(a))	—	186	—	186
OCI before reclassifications	14,797	3,645	—	18,442
Amounts reclassified	—	(2,182)	(254)	(2,436)
Net current period OCI (loss)	$14,797	$1,463	$(254)	$16,006
Balance, March 31, 2019	$(59,392)	$65,982	$(9,783)	$(3,193)
Amounts reclassified from AOCI for cash flow hedges affected revenue from non-regulated energy sales and interest expense while those for pension and post-employment actuarial changes affected pension and post-employment non-service costs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

12.	Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared during the period were as follows:

	Three months ended March 31
	2019				2018
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$63,281		$0.1282		$50,620		$0.1165
Series A preferred shares	C$	1,549	C$	0.3226	C$	1,350	C$	0.2813
Series D preferred shares	C$	1,250	C$	0.3125	C$	1,250	C$	0.3125
13.Related party transactions
Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, the Company charged its equity-method investees $5,695 (2018 - $994) during the three months ended March 31, 2019.
Redeemable non-controlling interests held by related party
Redeemable non-controlling interest held by related party represents a preference share in a consolidated subsidiary of the Company acquired by AAGES B.V. in 2018. Redemption is not considered probable as at March 31, 2019. The Company incurred non-controlling interest attributable to AAGES B.V. of $6,842 during the three months ended March 31, 2019 (note 14).
Long Sault Hydro Facility
Effective December 31, 2013, APUC acquired the shares of Algonquin Power Corporation Inc. (“APC”) which was partially owned by Senior Executives. APC owns the partnership interest in the 18 MW Long Sault Hydro Facility. A final post-closing adjustment related to the transaction remains outstanding.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

14.	Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests for the three months ended March 31 consists of the following:

	Three months ended March 31
	2019	2018
HLBV and other adjustments attributable to:
Non-controlling interests - Class A partnership units	$(17,839)	$(76,771)
Non-controlling interests - redeemable Class A partnership units	(2,306)	(3,334)
Other net earnings attributable to:
Non-controlling interests	817	693
	$(19,328)	$(79,412)
Redeemable non-controlling interests, held by related party	6,842	—
Net effect of non-controlling interests	$(12,486)	$(79,412)
The non-controlling Class A membership equity investors in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the Hypothetical Liquidation at Book Value (“HLBV”) method of accounting. The reduction of the U.S. federal corporate tax rate from 35% to 21% and other certain measures included in the The Tax Cuts and Jobs Act effective January 1, 2018 were reflected in the calculation of HLBV in 2018. The changes accelerated HLBV income from future years to the first quarter of 2018 in the amount of $55,900.

15.	Income taxes
For the three months ended March 31, 2019, the Company's tax rate varied from the statutory rate of 26.5% due primarily to the impact of differences in effective tax rates on transactions in foreign jurisdictions and as a result of non-taxable dividend income from its investment in Atlantica.
For the three months ended March 31, 2018, the Company's tax rate varied from the statutory rate of 26.5% due primarily to the immediate fair value loss on its investment in Atlantica which was not tax benefited, and the tax impact of the accelerated HLBV income as a result of tax reform.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

16.	Basic and diluted net earnings per share
Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings per share is computed using basic weighted-average number of common shares adjusted for the shares issuable upon conversion of the convertible debentures, PSUs, RSUs and DSUs outstanding during the period, potential incremental common shares resulting from the application of the treasury stock method to outstanding share options and additional shares issued subsequent to quarter-end under the dividend reinvestment plan.
The reconciliations of the net earnings and the weighted average shares used in the computation of basic and diluted earnings per share are as follows:

	Three months ended March 31
	2019	2018
Net earnings attributable to shareholders of APUC	$86,406	$17,598
Series A Preferred shares dividend	1,167	1,068
Series D Preferred shares dividend	939	988
Net earnings attributable to common shareholders of APUC from continuing operations – Basic and Diluted	$84,300	$15,542
Weighted average number of shares
Basic	490,538,243	432,821,235
Effect of dilutive securities	5,008,644	3,868,218
Diluted	495,546,887	436,689,453
The shares potentially issuable as a result of 1,113,775 share options (2018 - 2,328,343) are excluded from this calculation as they are anti-dilutive.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

17.	Segmented information
The Company is managed under two primary business units consisting of the Liberty Utilities Group and the Liberty Power Group. The two business units are the two segments of the Company.
The Liberty Utilities Group, the Company's regulated operating unit, owns and operates a portfolio of electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States; the Liberty Power Group, the Company's non-regulated operating unit owns and operates a diversified portfolio of renewable and thermal electric generation assets in North America and internationally.
For purposes of evaluating divisional performance, the Company allocates the realized portion of any gains or losses on financial instruments to specific divisions. Dividend income from Atlantica and equity income from the AAGES entities (note 6) are included in the operations of the Liberty Power Group. The change in value of the investment in Atlantica carried at fair value and unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship are not considered in management’s evaluation of divisional performance and are therefore allocated and reported under corporate. The results of operations and assets for these segments are reflected in the tables below.

	Three months ended March 31, 2019
	Liberty Utilities Group	Liberty Power Group	Corporate	Total
Revenue (1)(2)	$411,024	$66,201	$—	$477,225
Fuel, power and water purchased	150,606	6,921	—	157,527
Net revenue	260,418	59,280	—	319,698
Operating expenses	101,975	18,138	—	120,113
Administrative expenses	5,433	7,554	131	13,118
Depreciation and amortization	48,417	22,385	245	71,047
Gain on foreign exchange	—	—	(533)	(533)
Operating income	104,593	11,203	157	115,953
Interest expense	25,092	16,207	1,322	42,621
Interest, dividend, equity and other income	(1,257)	(23,497)	(536)	(25,290)
Change in value of investment carried at fair value	—	—	5,818	5,818
Other expenses	1,960	150	1,943	4,053
Earnings (loss) before income taxes	$78,798	$18,343	$(8,390)	$88,751
Property, plant and equipment	$4,241,963	$2,147,380	$33,334	$6,422,677
Investment carried at fair value	—	808,712	—	808,712
Equity-method investees	9,557	26,732	266	36,555
Total assets	6,054,394	3,497,194	119,717	9,671,305
Capital expenditures	97,415	9,971	—	107,386
(1) Revenue includes $6,439 related to net hedging gains from energy derivative contracts for the three months ended March 31, 2019 that do not represent revenue recognized from contracts with customers.
(2) Liberty Utilities Group revenue includes $(7,021) related to alternative revenue programs for the three months ended March 31, 2019 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

17.	Segmented information (continued)

	Three months ended March 31, 2018
	Liberty Utilities Group	Liberty Power Group	Corporate	Total
Revenue (1)(2)	$424,280	$70,557	$—	$494,837
Fuel and power purchased	163,359	8,931	—	172,290
Net revenue	260,921	61,626	—	322,547
Operating expenses	102,474	18,648	—	121,122
Administrative expenses	8,845	3,579	160	12,584
Depreciation and amortization	44,745	23,642	262	68,649
Loss on foreign exchange	—	—	201	201
Operating income (loss)	104,857	15,757	(623)	119,991
Interest expense	25,636	8,450	1,414	35,500
Interest, dividend and other income	(1,400)	(8,761)	(500)	(10,661)
Change in value of investment carried at fair value	—	—	117,004	117,004
Other expense	(1,228)	117	8,017	6,906
Earnings (loss) before income taxes	$81,849	$15,951	$(126,558)	$(28,758)
Capital expenditures	96,189	61,985	—	158,174
	December 31, 2018
Property, plant and equipment	$4,210,115	$2,152,420	$31,023	$6,393,558
Investment carried at fair value	—	814,530	—	814,530
Equity-method investees	959	29,273	260	30,492
Total assets	6,012,641	3,269,786	106,541	9,388,968
(1) Revenue includes $8,384 related to net hedging gains from energy derivative contracts for the three months ended March 31, 2018 that do not represent revenue recognized from contracts with customers.
(2) Liberty Utilities Group revenue includes $631 related to alternative revenue programs for the three months ended March 31, 2018 that do not represent revenue recognized from contracts with customers.
APUC operates in the independent power and utility industries in both Canada and the United States. Information on operations by geographic area is as follows:

	Three months ended March 31
	2019	2018
Revenue
Canada	$18,531	$19,286
United States	458,694	475,551
	$477,225	$494,837
Revenue is attributed to the two countries based on the location of the underlying facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

18.Commitments and contingencies

(a)	Contingencies
APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements. Accruals for any contingencies related to these items are recorded in the consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.
Claim by Gaia Power Inc.
On October 30, 2018, Gaia Power Inc. (“Gaia”) commenced an action in the Ontario Superior Court of Justice against APUC and certain of its subsidiaries, claiming damages of not less than C$345,000 and punitive damages in the sum of C$25,000. The action arises from Gaia’s 2010 sale, to a subsidiary of APUC, of Gaia’s interest in certain proposed wind farm projects in Canada.  Pursuant to a 2010 royalty agreement, Gaia is entitled to royalty payments if the projects are developed and achieve certain agreed targets. It is too early to determine the likelihood of success in this lawsuit, however APUC intends to vigorously defend it.
Condemnation Expropriation Proceedings
Liberty Utilities (Apple Valley Ranchos Water) Corp. is the subject of a condemnation lawsuit filed by the town of Apple Valley. A Court will determine the necessity of the taking by Apple Valley and, if established, a jury will determine the fair market value of the assets being condemned.  Resolution of the condemnation proceedings is expected to take two to three years. Any taking by government entities would legally require fair compensation to be paid, however, there is no assurance that the value received as a result of the condemnation will be sufficient to recover the Company's net book value of the utility assets taken.

(b)	Commitments
In addition to the commitments related to the proposed acquisitions and development projects disclosed in notes 3 and 6, the following significant commitments exist as of March 31, 2019.
APUC has outstanding purchase commitments for power purchases, gas delivery, service and supply, service agreements, capital project commitments and land easements.
Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (i)	$24,402	$10,950	$11,170	$11,395	$11,623	$188,279	$257,819
Gas supply and service agreements (ii)	71,459	45,506	26,811	23,779	19,092	41,790	228,437
Service agreements	45,938	38,291	37,783	39,653	42,221	305,067	508,953
Capital projects	79,831	9,520	—	—	—	—	89,351
Land easements (note 1(c))	5,671	5,728	5,794	5,863	5,957	173,619	202,632
Total	$227,301	$109,995	$81,558	$80,690	$78,893	$708,755	$1,287,192

(i)
Power purchase: APUC’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as of March 31, 2019. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.

(ii)
Gas supply and service agreements: APUC’s gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

19.	Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended March 31
	2019	2018
Accounts receivable	$(28,675)	$(16,037)
Fuel and natural gas in storage	19,481	16,220
Supplies and consumables inventory	(1,977)	(1,947)
Income taxes recoverable	(822)	(8)
Prepaid expenses	(6,606)	(3,253)
Accounts payable	(28,537)	(40,055)
Accrued liabilities	(10,130)	(15,483)
Current income tax liability	6,351	690
Asset retirements and environmental obligations	(1,100)	(495)
Net regulatory assets and liabilities	6,117	(2,600)
	$(45,898)	$(62,968)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments

(a)	Fair value of financial instruments

March 31, 2019	Carrying amount	Fair value	Level 1	Level 2	Level 3
Notes receivable	$316,395	$331,954	$—	$331,954	$—
Investment in Atlantica	808,712	808,712	808,712	—	—
Derivative instruments (1):
Energy contracts designated as a cash flow hedge	64,373	64,373	—	—	64,373
Currency forward contract not designated as a hedge	336	336	—	336	—
Commodity contracts for regulated operations	166	166	—	166	—
Total derivative instruments	64,875	64,875	—	502	64,373
Total financial assets	$1,189,982	$1,205,541	$808,712	$332,456	$64,373
Long-term debt	$3,651,417	$3,806,322	$1,054,388	$2,751,934	$—
Convertible debentures	450	671	671	—	—
Preferred shares, Series C	13,406	14,328	—	14,328	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	174	174	—	—	174
Cross-currency swap designated as a net investment hedge	78,298	78,298	—	78,298	—
Commodity contracts for regulated operations	739	739	—	739	—
Total derivative instruments	79,211	79,211	—	79,037	174
Total financial liabilities	$3,744,484	$3,900,532	$1,055,059	$2,845,299	$174
(1) Balance of $313 associated with certain weather derivatives have been excluded, as they are accounted for based on intrinsic value rather than fair value.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2018	Carrying amount	Fair value	Level 1	Level 2	Level 3
Notes receivable	$103,696	$110,019	$—	$110,019	$—
Investment in Atlantica	814,530	814,530	814,530	—	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	61,838	61,838	—	—	61,838
Currency forward contract not designated as a hedge	869	869	—	869	—
Commodity contracts for regulatory operations	101	101	—	101	—
Total derivative instruments	62,808	62,808	—	970	61,838
Total financial assets	$981,034	$987,357	$814,530	$110,989	$61,838
Long-term debt	$3,336,795	$3,356,773	$768,400	$2,588,373	$—
Convertible debentures	470	639	639	—	—
Preferred shares, Series C	13,418	13,703	—	13,703	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	57	57	—	—	57
Cross-currency swap designated as a net investment hedge	93,198	93,198	—	93,198	—
Interest rate swaps designated as a hedge	8,473	8,473	—	8,473	—
Commodity contracts for regulated operations	1,114	1,114	—	1,114	—
Total derivative instruments	102,842	102,842	—	102,785	57
Total financial liabilities	$3,453,525	$3,473,957	$769,039	$2,704,861	$57
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of March 31, 2019 and December 31, 2018 due to the short-term maturity of these instruments.
Notes receivable fair values (level 2) have been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments (continued)
(a)Fair value of financial instruments (continued)
The Company’s level 1 fair value of long-term debt is measured at the closing price on the NYSE stock exchange and the Canadian over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of APUC's common shares on a converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, forwards and rights derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $12.06 to $163.41 with a weighted average of $26.54 as of March 31, 2019. The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. Significant increases (decreases) in any of these inputs in isolation would have resulted in a significantly lower (higher) fair value measurement. The change in the fair value of the energy contracts is detailed in notes 20(b)(ii) and 20(b)(iv).

(b)	Derivative instruments
Derivative instruments are recognized on the consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.

(i)	Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas and electric service territories. The Company’s strategy is to minimize fluctuations in gas sale prices to regulated customers.
The following are commodity volumes, in dekatherms (“dths”) associated with the above derivative contracts:

2019
Financial contracts: Swaps	1,827,387
Forward contracts	6,560,000
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity costs adjustments (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(i)	Commodity derivatives – regulated accounting (continued)
The following table presents the impact of the change in the fair value of the Company’s natural gas derivative contracts had on the consolidated balance sheets:

	March 31, 2019	December 31, 2018
Regulatory assets:
Swap contracts	$122	$66
Option contracts	$30	$—
Regulatory liabilities:
Swap contracts	$66	$218
Option contracts	$—	$134
Forward contracts	$186	$1,259

(ii)	Cash flow hedges
The Company reduces the price risk on the expected future sale of power generation at Sandy Ridge, Senate and Minonk Wind Facilities and the Sugar Creek development project by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
833,705	December 2028	36.03	PJM Western HUB
2,788,532	December 2024	27.64	NI HUB
2,887,105	December 2027	36.46	ERCORT North HUB
5,254,390	September 2030	24.54	MISO Illinois HUB
The Company was party to a 10-year forward-starting interest rate swap beginning on July 25, 2018 in order to reduce the interest rate risk related to the probable issuance on that date of a 10-year C$135,000 bond. During 2018, the Company amended and extended the forward-starting date of the interest rate swap to begin on March 29, 2019. During the quarter, the Company settled the forward-starting interest rate swap contract as it issued C$300,000 10-year senior unsecured notes with an interest rate of 4.60% (note 7(a)).
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three months ended March 31
	2019	2018
Change in fair value of cash flow hedge	$3,645	$(2,440)
Amortization of cash flow hedge	(8)	(8)
Amounts reclassified from AOCI	(2,174)	(1,303)
OCI attributable to shareholders of APUC	$1,463	$(3,751)
The Company expects $6,376 and $1,019 of cash flow hedge currently in AOCI to be reclassified, net of taxes into non-regulated energy sales and interest expense, respectively, within the next twelve months, as the underlying hedged transactions settle.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iii)	Foreign exchange hedge of net investment in foreign operation
The Company is exposed to currency fluctuations from its Canadian based operations. APUC manages this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases. APUC only enters into foreign exchange forward contracts with major North American financial institutions having a credit rating of A or better, thus reducing credit risk on these forward contracts.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates the amounts drawn on its revolving and bank credit facilities denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of $14,408 for the three months ended March 31, 2019 (2018 - gain of $2,855) was recorded in OCI.
Concurrent with its C$150,000, C$200,000 and C$300,000 debenture offerings in December 2012, January 2014, and January 2017, respectively, the Company entered into cross currency swaps, coterminous with the debentures, to effectively convert the Canadian dollar denominated offering into U.S. dollars. The Company designated the entire notional amount of the cross currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Liberty Power Group’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. For the three months ended March 31, 2019, a gain of $16,840 (2018 - loss of $6,464) was recorded in OCI.

(iv)	Other derivatives
The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Hydroelectric Facility is expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.
This risk is mitigated through the use of short-term financial forward energy purchase contracts that are classified as derivative instruments. The electricity derivative contracts are net settled fixed-for-floating swaps whereby APUC pays a fixed price and receives the floating or indexed price on a notional quantity of energy over the remainder of the contract term at an average rate, as per the following table. These contracts are not accounted for as hedges and changes in fair value are recorded in earnings as they occur.
The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligation, including certain project-specific debt and its revolving credit facilities, its interest rate swaps as well as interest earned on its cash on hand. The Company currently hedges some of that risk (note 20(b)(ii)).
The Company is exposed to foreign exchange fluctuations related to the portion of its dividend declared and payable in U.S. dollars. This risk is mitigated through the use of currency forward contracts. For the three months ended March 31, 2019, a loss on foreign exchange of $277 (2018 - $72) was recorded in the consolidated statements of operations. These currency forward contracts are not accounted for as a hedge.
For derivatives that are not designated as hedges and for the ineffective portion of gains and losses on derivatives that are accounted for as hedges, the changes in the fair value are immediately recognized in earnings.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iv)	Other derivatives (continued)
The effects on the consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended March 31
	2019	2018
Change in unrealized loss (gain) on derivative financial instruments:
Energy derivative contracts	$—	$115
Currency forward contract	562	(335)
Total change in unrealized loss (gain) on derivative financial instruments	$562	$(220)
Realized loss (gain) on derivative financial instruments:
Energy derivative contracts	207	13
Currency forward contract	(285)	407
Total realized loss (gain) on derivative financial instruments	$(78)	$420
Loss on derivative financial instruments not accounted for as hedges	484	200
Ineffective portion of derivative financial instruments accounted for as hedges	(11)	(11)
	$473	$189
Amounts recognized in the consolidated statements of operations consist of:
Loss on derivative financial instruments	196	117
Loss on foreign exchange	277	72
	$473	$189

(c)	Risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view of mitigating these risks to the extent possible on a cost effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk and liquidity risk, and how the Company manages those risks.

21.	Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.